UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________________ to ___________________

Commission file number 1-7685

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVERY DENNISON CORPORATION
8080 Norton Parkway
Mentor, Ohio 44060

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

FISCAL YEAR 2024 ANNUAL REPORT ON FORM 11-K

Page

Report of Independent Registered Public Accounting Firm (Successor Auditor)	1
Report of Independent Registered Public Accounting Firm (Predecessor Auditor)	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024	4

Notes to Financial Statements	5

Supplemental Information:

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2024	12

Signatures	13

Exhibits:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm (Successor Auditor)
Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm (Predecessor Auditor)

The Avery Dennison Corporation Employee Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental information presented herein have been prepared in accordance with the financial reporting requirements of ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants of
Avery Dennison Corporation Employee Savings Plan
Mentor, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Avery Dennison Corporation Employee Savings Plan (the "Plan") as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2025.

Oakbrook Terrace, Illinois
June 16, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
Avery Dennison Corporation Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Avery Dennison Corporation Employee Savings Plan (the “Plan”) as of December 31, 2023. In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Moss Adams LLP

Los Angeles, California
June 10, 2024

We served as the Plan’s auditor from 2020 until 2024.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(In millions)	2024	2023
Assets
Interest in Master Trust, at fair value	$1,266.1	$—
Interest in Master Trust, at contract value	78.1	—
Investments, at fair value	—	1,176.7
Fully benefit-responsive investment contracts, at contract value	—	88.8
Receivables:
Notes receivable from participants	19.4	17.2
Contributions and other receivables	—	2.2

Total assets	1,363.6	1,284.9

Liabilities
Other payables	—	.2

Total liabilities	—	.2

Net assets available for benefits	$1,363.6	$1,284.7

See Notes to Financial Statements

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In millions)	2024
Additions:
Interest income	$1.4
Dividend income	2.9
Net appreciation in fair value of investments	97.1
Participation in net income of Master Trust	16.2
Interest on notes receivable from participants	1.4

Contributions:
Participant contributions	56.3
Employer contributions	31.9
Participant rollover contributions	5.5
Total contributions	93.7
Total additions	212.7

Deductions:
Benefits paid to participants	(139.4)
Administrative expenses	(.9)
Total deductions	(140.3)

Net increase in net assets available for benefits before plan merger	72.4

Transfer related to plan merger	6.5

Net increase in net assets available for benefits	78.9

Net assets available for benefits:
Beginning of year	1,284.7
End of year	$1,363.6

See Notes to Financial Statements

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    Summary Description of the Plan

The following description of the Avery Dennison Corporation Employee Savings Plan (the “Plan”) is provided for financial reporting purposes only. For information regarding the terms and conditions of the Plan for benefit purposes, participants should refer to the Plan document.

General
The Plan covers eligible U.S. employees of Avery Dennison Corporation (the “Company”), the Plan Sponsor and, through the Company's Administrative Committee, the Plan Administrator. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is a “safe harbor 401(k) plan” under the Internal Revenue Code (“IRC”).

Master Trust
In 2024, the trust agreement was amended to accept and hold the assets of the Lion Brothers Company 401(k) Union Employees Plan ("LB Union Plan"). As such, the Avery Dennison Corporation Employee Savings Plan Trust became the Avery Dennison Corporation Master Trust ("Master Trust"). The assets of the Plan were co-invested with the assets of the LB Union Plan in the Master Trust effective July 1, 2024. After that date, the Plan's share of investment income in the Master Trust began being included in "Participation in net income of Master Trust" in the Statement of Changes in Net Assets Available for Benefits.

Plan Merger
On May 22, 2023, the Company completed the acquisition of LG Group, Inc. (“Lion Brothers”), a Maryland-based designer and manufacturer of apparel brand embellishments.

In addition to the co-investment of the LB Union Plan's assets in the Master Trust, effective as of the close of business on July 1, 2024, $6.5 million in assets of the Lion Brothers Company, Inc. 401(k) Retirement Plan, a plan for non-union employees, were transferred to the Plan. The transfer is reflected in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2024 as a "Transfer related to plan merger."

Company Contributions
The Company makes an automatic contribution equal to 3% of an eligible employee’s eligible compensation regardless of the participant's contributions to the Plan and a matching contribution of 50% of the first 7% of eligible compensation that is contributed by an eligible employee each pay period.

An additional Plan feature provides an annual “true-up” Company contribution to ensure that participants receive the maximum Company matching contribution for which they are eligible. At the end of each year, the participant’s maximum Company matching contribution is calculated using the participant’s annualized average contribution percentage. If the participant’s actual Company matching contribution received during the year is less than the participant’s maximum Company matching contribution, then the difference is deposited as a lump sum into the eligible participant’s account as soon as administratively feasible following the Plan year-end.

The Company can elect to contribute to the Plan in Company stock or cash. Both cash and stock contributions are invested in accordance with participant elections on file. In 2024, all Company contributions were made in Company stock.

Participant Contributions
Eligible employees are automatically enrolled in the Plan with a pretax contribution rate of 7% after 30 days of employment, unless the employee affirmatively elects not to participate. Participants direct the investment of their contributions into investment options offered under the Plan. If a participant does not make an investment election, their contributions are invested in the applicable Plan qualified default investment alternative.

Participants can contribute any whole percentage (up to 100% less payroll deductions) of their eligible compensation as pretax and Roth contributions combined and from 1% to 25% of their eligible compensation as after-tax contributions, in each case subject to applicable Internal Revenue Service ("IRS") contribution limits. Participants can make one election that covers their regular pretax and Roth contributions and, if eligible, their catch-up contributions, subject to applicable IRS contribution limits.

At the start of each calendar year, a participant’s contributions default to the pretax and/or Roth contribution election on file. A pretax and/or Roth contribution election automatically converts to an after-tax contribution election (referred to as the “spillover feature”) once a participant reaches the IRS annual combined pretax and Roth contribution limit during a calendar year, which remains in effect for the remainder of the year, subject to applicable IRS contribution limits. Participants have the opportunity to opt out of the automatic spillover feature and cease making contributions once they reach the IRS annual combined pretax and Roth contribution limit.

The Plan allows in-plan Roth conversions for existing non-Roth funds that are eligible for Roth tax treatment.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participants are automatically enrolled in an annual increase program if the sum of their pretax, Roth and/or after-tax contribution rates is greater than 0% but less than 15%. If participants are contributing less than 15% of their eligible compensation as pretax, Roth and/or after‐tax contributions on the determination date, then the participants' contribution rate automatically increase by 1 percentage point as soon as administratively feasible after April 1 of each year until their combined pretax, Roth and after‐tax contribution rate reaches 15%. If a participant has a positive pretax contribution rate on the determination date, the automatic increase applies to the pretax contribution rate. If a participant's pretax contribution rate is 0% and the Roth contribution rate is positive on the determination date, the automatic increase applies to the Roth contribution rate. If the pretax and Roth contribution rates are 0% on the determination date, the automatic increase applies to the after-tax contribution rate. The automatic increase feature generally applies to all participants whose combined contribution rate is greater than 0% but less than 15%, whether contributing by affirmative election or automatic enrollment, unless a participant has opted out of the program. Participants may opt out of this program or elect to participate in an optional affirmative increase program under which they may choose their annual contribution increase (up to a maximum of 3%).

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and earnings on these contributions. The participant’s entire benefit under the Plan is provided from the participant’s vested account balance.

Rollovers
Eligible employees are permitted to contribute eligible rollover distributions into the Plan.

Vesting and Forfeitures
Participant contributions and earnings thereon are immediately fully vested. Company contributions and earnings thereon are fully vested after two years of service. Company contributions also vest upon a participant’s death or 65th birthday, or if the Plan is terminated or discontinued, provided in each case that the participant is an employee at the time. In addition, participants who die while performing qualified military service become fully vested in their Company contributions and earnings thereon.

If a participant’s employment terminates prior to vesting, all Company contributions and earnings thereon are forfeited, and may be used to pay administrative expenses of the Plan or offset future Company contributions. The amount of forfeitures used to offset Company contributions was $2.1 million for the year ended December 31, 2024. The amount of forfeitures used to pay administrative expenses of the Plan was immaterial for the year ended December 31, 2024. The amounts of forfeitures available to pay administrative plan expenses and offset future contributions as of December 31, 2024 and 2023 were $1.0 million and $1.7 million, respectively.

Payment of Benefits
Participants generally may withdraw or make rollover contributions from their vested account balance when they retire or terminate employment with the Company. Participants may make hardship withdrawals, withdrawals at age 59½, and certain other withdrawals from specified vested accounts during their employment, subject to legal and/or Plan restrictions and requirements.

Notes Receivable from Participants
Participants have the right, subject to certain limitations and requirements, to borrow from certain Plan accounts. In general, loans cannot exceed the lesser of $50,000 or 50% of the participant’s vested account balance at the time the loan is taken and must bear reasonable interest rates commensurate with interest rates charged by persons in the business of lending money for loans made under similar circumstances. Participants may not have more than two loans outstanding at any time. The interest rate is established at the time each loan is made as of the first day of each Plan quarter and fixed at a rate equal to the prime rate (as published by Reuters) plus 1%. Each loan is an asset of the applicable participant’s account on the date of borrowing. The loan is repaid through regular payroll deductions within five years unless the loan is for the purchase of a principal residence, in which case the repayment term may be five, ten or 15 years, as elected by the participant. Interest payments are credited to the applicable participant’s account.

Administrative Expenses
Investment management fees and certain administrative expenses are paid by the Plan or paid directly from the participants’ accounts, as permitted by law. All other administrative expenses of the Plan are paid by the Company.

Plan Termination
The Company currently intends to continue the Plan. However, the Company reserves the right to change, amend, terminate or discontinue the Plan at any time, subject to applicable laws and regulations. In the event of Plan termination, any unvested participant would become fully vested in their Company contributions and all account assets would be distributed to participants (or their beneficiaries).

2.    Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Risks and Uncertainties
The Master Trust holds the Plan’s assets, which are invested at participants’ discretion in various investment fund options under the Plan. The value, liquidity and related income of these investments are exposed to various risks, including, but not limited to, changes in interest rates, foreign currency exchange rates, credit quality, and volatility with respect to the holdings within individual funds, as well as to changes in global economic conditions and the outlook and performance of financial markets. Given volatility in financial markets, it is reasonably possible that the values of investments could decline in the near term and that such declines could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits. Actual results could differ from these estimates.

Investment Contracts
Fully benefit-responsive investment contracts (referred to herein as guaranteed investment contracts or "GICs") as of December 31, 2023, and the Plan's investments consisting of GICs held by the Master Trust as of December 31, 2024, are measured at their respective contract values in the Statements of Net Assets Available for Benefits because that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Refer to Note 4, “Investment Contracts,” for more information.

Valuation of Investments
All investments as of December 31, 2023, and the Plan's investments held by the Master Trust as of December 31, 2024, except fully benefit-responsive investment contracts, are reported at fair value, including those measured using the net asset value (“NAV”) as a practical expedient. Refer to Note 5, “Fair Value Measurements,” for more information.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses had been recorded as of December 31, 2024 or 2023.

Income Recognition
Participation in net income of the Master Trust consists of dividend income, interest income and net appreciation or deprecation in fair value of investments. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned. Realized gains or losses on sales of securities are computed on an average cost basis. Unrealized appreciation or depreciation in the fair value of investments is the change in their fair value during the Plan’s calendar year. Net appreciation or depreciation in fair value of investments includes gains and losses on investments bought, sold and held during the year.

Contributions
Participant and Company contributions are recorded on an accrual basis. Company contributions are reported net of forfeiture credits used to offset contributions.

Benefit Payments
All benefits are payable from net assets available for benefits. Benefits are recorded when paid.

Contributions and Other Receivables and Other Payables
Contributions and other receivables include accrued amounts related to participant and Company contributions and sales of securities recorded on a trade-date basis and settled in the following calendar year. Other payables include accrued amounts related to administrative expenses and purchases of securities recorded on a trade-date basis and settled in the following calendar year.

Evaluation of Subsequent Events
Management evaluated subsequent events through June 16, 2025, the date the financial statements were issued.

3.    Master Trust Assets

Beginning July 1, 2024, the Plan’s investments became part of the Master Trust. Each participating plan has a divided interest in the underlying assets of the Master Trust based upon Plan participant investment elections. The value of the Plan’s interest in the Master Trust is based on the actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Investment income and expenses relating to the Master Trust are allocated to the individual plans based on the actual earnings and expenses of the participant-directed investments.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following table reflects the summary of net assets held by the Master Trust and the Plan's interest in the Master Trust as of December 31, 2024:

(In millions)	Master Trust	Plan's Interest in Master Trust
Investments at fair value:
Company common stock	$215.6	$215.6
Money market funds	5.7	5.7
Self-directed brokerage accounts	120.0	120.0
Collective investment trusts	924.4	924.3
Investments at fair value	1,265.7	1,265.6
Investments at contract value:
Synthetic GICs	75.2	75.2
Traditional GICs	2.9	2.9
Investments at contract value	78.1	78.1
Total investments	1,343.8	1,343.7

Other receivables	1.4	1.4

Total assets	1,345.2	1,345.1

Liabilities:
Other payables	.9	.9

Net assets of the Master Trust	$1,344.3	$1,344.2

The following table reflects the net investment income for the Master Trust from July 1, 2024 to December 31, 2024:

(In millions)	Master Trust
Interest income	$1.6
Dividend income	6.6
Net appreciation in fair value of investments	8.0
Net investment income	$16.2

4.    Investment Contracts

Included in the investments is a fixed income fund that invests in fully benefit-responsive GICs issued and guaranteed by insurance companies or other financial institutions to transact all qualified participant withdrawals at a minimum of contract value (principal plus accrued interest). Included in the fixed income fund are synthetic GICs and traditional GICs. Synthetic GICs are backed by a segregated portfolio of bonds or units of collective funds that are owned directly by the fund. Traditional GICs are backed by the general account of the contract issuer. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value, which represents contributions plus interest earned, less benefits paid and transfers to other funds. However, if one or all of the contracts were to be terminated prior to the expiration date and the Master Trust's assets withdrawn, the amount received by the Master Trust could be less than the contract value under the relevant provisions of the agreements. In general, contract termination and settlement at values other than the contract amounts are allowed due to changes in the qualification status of the Company or the Plan(s) covered by the Master Trust, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. Withdrawals and transfers resulting from certain events may limit the ability of the Master Trust to transact at contract value with the issuer of the GICs. These events include the following: (1) amendments to the Plan(s) covered by the Master Trust (including complete or partial Plan termination or merger with another plan); (2) competing fund transfers or violation of certain investment transaction provisions; (3) an early retirement program, group termination, group layoff, facility closing, or similar program; (4) bankruptcy of the Company or other Company events that cause a significant withdrawal of assets from the Plan(s) covered by the Master Trust; and (5) the failure of the Plan(s) covered by the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. In these instances, market value would likely be used to determine payouts to participants. At this time, the Company does not believe that an event that would limit the Master Trust’s ability to transact with participants at contract value is probable.

The following table reflects the contract value for each type of fully benefit-responsive investment contract:

(In millions)	December 31,
	2024	2023
Synthetic GICs	$75.2	$84.7
Traditional GICs	2.9	4.1
Total fully benefit-responsive investment contracts, at contract value	$78.1	$88.8

5.    Fair Value Measurements

Certain investments are valued based on a three-tier fair value hierarchy. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. Inputs to the valuation methodology for the three levels of the fair value hierarchy are described below:

Level 1    Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan and the Master Trust have the ability to access.

Level 2    Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3    Unobservable and significant to the fair value measurement.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

The level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies and investment strategies for assets measured at fair value are as follows:

•Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•Money market funds: Valued at quoted market prices, which represent the NAV of shares held at year-end.

•Self-directed brokerage accounts: Include mutual funds, which are valued at quoted market prices representing the NAV of shares held at year-end; exchange traded funds, which are valued at the quoted market price from a national securities exchange; and cash.

•Collective investment trusts: Valued at the NAV per unit as a practical expedient. The funds offered by the Plan include ones with different saving objectives, such as growth, income, and inflation, as well as target date retirement funds. These investments are redeemable daily and settle within three days with no restrictions.

The methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements as of the reporting date.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

While all the investments of the participating plans are deemed part of the Master Trust, each plan does maintain a separate accounting of its share of the investments in the Master Trust.

The following table sets forth the Master Trust's investments measured at fair value as of December 31, 2024:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Company common stock	$215.6	$215.6	$—	$—
Money market funds	5.7	5.7	—	—
Self-directed brokerage accounts	120.0	120.0	—	—
Total investments in the fair value hierarchy	$341.3	$341.3	$—	$—
Collective investment trusts(1)	924.4
Investments at fair value	$1,265.7
(1) Investments measured at fair value using the NAV per unit as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total Master Trust investments at fair value.

The following table sets forth Plan investments measured at fair value as of December 31, 2023:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Company common stock	$251.1	$251.1	$—	$—
Money market funds	5.5	5.5	—	—
Self-directed brokerage accounts	105.8	105.8	—	—
Total investments in the fair value hierarchy	$362.4	$362.4	$—	$—
Collective investment trusts(1)	814.3
Investments at fair value	$1,176.7
(1) Investments measured at fair value using the NAV per unit as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total Plan investments at fair value.

6.    Related Party Transactions and Party-in-Interest Transactions

The Plan, during the year ended December 31, 2023 and the six months ended June 30, 2024, and the Master Trust, during the six months ended December 31, 2024, invested in shares of short-term investments and deposits managed by Fidelity Management Trust Company (“FMTC”). FMTC is the Custodian, Trustee and Recordkeeper as defined by the Plan and, therefore, transactions related to these investments qualify as party-in-interest transactions. As of December 31, 2024 and 2023, the market values of investments in funds managed by FMTC were $92.7 million and $85.0 million, respectively.

The Plan, during the year ended December 31, 2023 and the six months ended June 30, 2024, and the Master Trust, during the six months ended December 31, 2024, invested in collective investment trusts issued by BlackRock Institutional Trust Company N.A. (“BlackRock”), Aon Collective Investment Trust (“Aon”) and State Street Global Advisors Trust Company (“State Street”), all of which are investment managers of funds offered by the Plan. As of December 31, 2024 and 2023, the market values of investments in funds managed by BlackRock were $739.5 million and $672.1 million, respectively; the market values of investments in funds managed by Aon were $140.1 million and $129.4 million, respectively; and the market values of investments in funds managed by State Street were $94.7 million and $68.1 million, respectively.

The Company Unitized Stock Fund primarily invests in Company common stock, as well as cash. Because the Company is the Plan Sponsor and, through its Administrative Committee, the Plan Administrator, transactions related to Company common stock qualify as party-in-interest transactions. As of December 31, 2024 and 2023, the market values of investments in Company common stock were $215.6 million and $251.1 million, respectively. During the year ended December 31, 2024, purchases and sales of Company common stock were $34.0 million and $53.6 million, respectively. Dividends earned on the Company’s common stock were $4.2 million for the year ended December 31, 2024.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The Company Unitized Stock Fund has a daily line of credit feature administered by FMTC. FMTC received an exemption from the Department of Labor (“DOL”) from ERISA prohibited transaction rules allowing credit line interest costs to be paid by the Company Unitized Stock Fund. No borrowed funds were outstanding as of December 31, 2024 and 2023. Interest costs paid by the Company Unitized Stock Fund were immaterial for the year ended December 31, 2024 and were included in “Administrative expenses” in the Statement of Changes in Net Assets Available for Benefits.

Notes receivable from participants are also considered exempt party-in-interest transactions.

7.    Tax Status

The Plan received a determination letter in April 2018 from the IRS indicating that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended subsequent to the period covered by the determination letter, the Plan Administrator believes that the Plan remains designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, is qualified and tax-exempt.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that, as of December 31, 2024 and 2023, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan in progress.

8.    Concentration of Credit Risk

Included in the Master Trust’s investments is a fixed income fund in which the Master Trust directly owns the underlying investments. The fixed income fund invests primarily in a mix of medium-term investment contracts issued by insurance companies and banks with high credit ratings, as well as in professionally managed portfolios of high-grade, short- and medium-term fixed income securities. Although the fixed income fund contains a diversified portfolio, its performance is dependent upon the ability of the underlying parties to honor their obligations. The Master Trust has entered into wrap contracts under investment management agreements for a portion of the fixed income fund with insurance companies or financial institutions. Although it may be exposed to losses in the event of nonpayment by insurance companies or financial institutions, the Plan does not currently anticipate any such losses.

9.    Reconciliation of Financial Statements to Form 5500

The table below reconciles net assets available for benefits per the financial statements to the Form 5500.

(In millions)	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$1,363.6	$1,284.7
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5.3)	(5.9)
Net assets available for benefits per the Form 5500	$1,358.3	$1,278.8

The table below reconciles net increase in net assets available for benefits per the financial statements to the Form 5500.

(In millions)	2024
Net increase in net assets available for benefits per the financial statements	$78.9
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	.6
Net increase in net assets available for benefits per the Form 5500	$79.5

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 95-1492269 Plan Number: 004
As of December 31, 2024
(Dollars in millions)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

*	Notes receivable from participants	Interest rates ranging between 3.25% and 10% with various maturities through 2039		$19.4

*	Indicates party-in-interest to the Plan for which a statutory exemption exists.
**	Cost information is not included because it is not required under ERISA for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

Date: June 16, 2025	By:	/s/ Gregory S. Lovins
Gregory S. Lovins
Senior Vice President and Chief Financial Officer